AMENDED AND RESTATED INCENTIVE COMPENSATION CLAWBACK POLICY
ERO COPPER CORP
(the “Company”)
This amended and restated incentive compensation clawback policy (the “Clawback Policy”) authorizes the Board of Directors of the Company (the “Board”) or the Compensation Committee to recover Excess Compensation from an Executive Officer (such terms as defined below) in certain instances and is intended to satisfy the clawback policy requirements of the New York Stock Exchange Listing Requirements (the “NYSE Rules”). The principal terms of this Clawback Policy are set forth below.
Defined Terms
For the purposes of this Clawback Policy, the following terms are defined below:
a.    “Clawback Period” means the period consisting of any of the three fiscal completed years (and any transition period resulting from a change in the Company’s fiscal year) immediately preceding the later of: (a) the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, or (b) the date that a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement. For the avoidance of doubt, the Clawback Period applies to Performance-Based Compensation received by an Executive Officer during the three-year period described above (y) after beginning services as an Executive Officer (including compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g., inducement grants) and (z) if that person served as an Executive Officer at any time during the performance period for such Performance-Based Compensation;
b.    “Excess Compensation” means the difference between the amount or value of any Performance-Based Compensation received during the Clawback Period by an Executive Officer that exceeds the amount or value of Performance-Based Compensation that otherwise would have been received had it been determined based on the Financial Restatement (and shall include an entire amount or value of an award or payment where it is determined that no award or payment would have been made based on the Financial Restatement);
b.    “Executive Officer” means any individual at the Vice-President level or above and any other officer or any other person who performs a significant policy-making function for the Company or who is in charge of a principal business unit, division, or function, whether currently or previously employed by the Company or any of its subsidiary companies;
c.    “Financial Restatement” means any required accounting restatement due to material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements of the Company that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period;
d.    “Performance-Based Compensation” includes all compensation, in any form, including cash or equity-based, whether vested or unvested, that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial measures (including non-GAAP measures, stock price and total shareholder return). For the avoidance of doubt, Performance-Based Compensation does not include (i) base annual salary, (ii) compensation which is awarded based solely on service to the Company (e.g., a time-vested award, including time-vesting stock options or restricted share units), or (iii) compensation which is awarded based solely on subjective standards, strategic measures (e.g., completion of a merger) or operational measures (e.g., attainment of a certain market share).  Performance-Based Compensation for purposes of this Clawback Policy shall be deemed

“received” in the Company’s fiscal period during which the financial reporting measure is attained, even if the payment or grant occurs after the end of that fiscal period.
Recovery Process and Manner of Repayment
Where there is a Financial Restatement, the Board or the Compensation Committee shall:
a.    require that the Executive Officer return or repay to the Company, or reimburse the Company for, all or part of the pre-tax portion of any Excess Compensation; and/or
b.    cause all or part of any awarded and unpaid or unexercised Performance-Based Compensation (whether vested or unvested) that constitutes Excess Compensation for such Executive Officer to be cancelled.
For Performance-Based Compensation based on stock price or total shareholder return, where the amount of the Excess Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement:
a.the amount shall be based on a reasonable estimate of the effect of the Financial Restatement on the stock price or total shareholder return upon which the Performance-Based Compensation was received; and

b.the Company shall maintain and provide documentation of the determination of that reasonable estimate to the New York Stock Exchange (“NYSE”).
Any compensation subject to recovery under this Clawback Policy shall be limited to Performance-Based Compensation received on or after the Effective Date and shall be without regard to any fault, misconduct, responsibility or involvement of the Executive Officer in the material non-compliance that resulted in the Financial Restatement.
In the event of a Financial Restatement, the Company shall recover Excess Compensation related to Performance-Based Compensation, except to the extent that the Board or the Compensation Committee has determined that recovery would be impracticable because: (1) the direct costs paid to a third party to assist with enforcing recovery would exceed the Excess Compensation and prior to making such determination, the Company has made a reasonable and documented attempt to recover such Excess Compensation and has provided that documentation to the NYSE, or (2) the recovery of such Excess Compensation would, based on an opinion of counsel, violate the home-country laws of the Company.
If the Board or the Compensation Committee makes a determination that Excess Compensation is subject to the Clawback Policy, the Board or the Compensation Committee, as the case may be, shall make a written demand for repayment and/or reimbursement from the Executive Officer, and in the event that the Executive Officer does not, within a reasonable period, tender repayment and/or reimbursement in response to such demand, the Board or the Compensation Committee, as the case may be, shall be entitled to pursue such other actions or remedies, including, without limitation, legal recourse, against the Executive Officer to obtain such repayment and/or reimbursement, as applicable.
In the event the Board or the Compensation Committee makes a determination to cancel any awarded and unpaid or unexercised Performance-Based Compensation (whether vested or unvested) which constitutes Excess Compensation with respect to any Executive Officer under the Clawback Policy, such cancellation will be effected as soon as reasonably practicable upon such determination.
General Provisions
The Company will not indemnify or provide insurance to cover any repayment of Excess Compensation in accordance with this Clawback Policy.
All determinations and decisions made by the Board or the Compensation Committee pursuant to the provisions of this Clawback Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Clawback Policy applies.

Documentation of any Excess Compensation required to be clawed back under the NYSE Rules shall be maintained and may be provided to NYSE as required by the NYSE Rules.
Changes to this Clawback Policy
The Board reserves the right, at its absolute discretion, to change this Clawback Policy from time to time as it considers necessary, provided that any such changes shall be permitted under the NYSE Rules.
Acknowledgement
All Executive Officers will be asked to sign the Acknowledgment attached hereto, but the Clawback Policy will be applicable to each Executive Officer whether or not such Acknowledgment is signed.
Adopted by the Company on November 28, 2023, and effective as of October 2, 2023
(the “Effective Date”).

ACKNOWLEDGMENT
TO: Ero Copper Corp. (“Company”)
RE: AMENDED AND RESTATED INCENTIVE COMPENSATION CLAWBACK POLICY (effective as of October 2, 2023)

I, the undersigned, have been given a copy of Ero Copper Corp.’s Amended and Restated Incentive Compensation Clawback Policy prior to the date hereof and hereby acknowledge that I have read it, understand it and agree to abide by it.
Dated this ___ day of __________________.

By: Signature Name (please print)